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Exhibit 12.1

MICRON TECHNOLOGY, INC.
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	2002	2003	2004	2005	2006	Six Months Ended March 2, 2006	Six Months Ended March 1, 2007
Earnings:
Income (loss) from continuing operations before income taxes and noncontrolling interests	(998)	(1,200)	232	199	433	263	155
Equity in loss of equity method investee	—	—	—	—	1	—	0
Amortization of capitalized interest expense	1	1	1	1	1	1	1
Capitalized interest	(11)	(3)	(1)	(2)	(10)	(3)	(14)
Fixed charges, as below	33	48	44	57	45	25	28

Total earnings, as defined	(975)	(1,154)	276	255	470	286	170
Fixed charges:
Interest expense, net of capitalized portion	17	37	36	47	25	18	5
Capitalized interest	11	3	1	2	10	3	14
Rental expense, representative of interest	5	8	7	8	10	4	9

Total fixed charges, as defined	33	48	44	57	45	25	28

Ratio of earnings to fixed charges(1)	—	—	6.3x	4.5x	10.4x	11.7x	6.0x

(1)
For the purpose of calculating such ratios, "earnings" consist of income from continuing operations before income taxes and noncontrolling interests plus fixed charges and "fixed charges" consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and the portion of rental expense representative of interest expense. Earnings before fixed charges were inadequate to cover total fixed charges by $1,008 million and $1,202 million for the fiscal years ended August 29, 2002 and August 28, 2003, respectively.

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MICRON TECHNOLOGY, INC. COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES